ImmunoPrecise Releases New Findings Showing LENSai™ Quickly Flags Anti-Drug-Antibody Risk—Long Before the Clinic

AUSTIN, Texas   - ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), a Bio-Native AI pioneer operating where TechBio meets true biological intelligence, today announced results of a newly expanded study demonstrating that its LENSai™ Immunogenicity Screening can reliably predict Anti-Drug-Antibody (ADA) risk for therapeutic proteins before they enter animal studies or human trials.

“ADA-related failures still derail up to 40 percent of biologics in late development, costing companies billions of dollars,” said Dr. Jennifer Bath, President & CEO, IPA. “With LENSai, we can now triage candidates against clinical data in hours, not months, giving drug-developers a fast, objective way to de-risk programs early and focus resources on the safest molecules.”

Late‑stage ADA failures can wipe out $1–2 billion in projected revenue for a single biologic and push launch timelines back 12‑18 months. Yet many programs still lean on time‑intensive lab assays or first‑generation  in‑silico screens that look only at peptide‑to‑MHC II binding across a few dozen HLA alleles—leaving large swaths of immune diversity untested and immunogenic “self/non‑self” checks largely unaddressed.

LENSai’s HYFT‑powered, alignment‑free immunogenicity screening compresses that entire workflow into one overnight run. It evaluates nearly  900 HLA variants and performs a whole‑proteome “humanness” scan at residue resolution, instantly flagging hot‑spots that legacy tools miss. By revealing design‑level fixes before expensive animal studies or repeat GMP production, the platform can shorten pre‑clinical cycles, cut material costs, and de‑risk downstream development—delivering a speed‑and‑breadth advantage unattainable with traditional methods.

Study Highlights

•
217 marketed and clinical-stage antibodies analyzed – the largest public ADA dataset to predict immunogenicity risk
•
Single composite score tracks clinical reality – enables reliable ADA incidence risk classification; a score ≥ 54 flags high-risk candidates (> 30 % ADA in patients). The discriminative capability is very powerful as indicated by an AUC=0.92.
•
Alignment-free, HYFT-powered engine – the proprietary screening algorithm combines state-of-the-art MHC II binding with IPA’s proprietary HYFT® patterns, enabling whole-proteome humanness assessment without multiple-sequence alignments.
•
Detailed amino acid and epitope-level immunogenicity “self” scanning – quickly pinpoints immunogenic hot-spots and suggests sequence edits before expensive wet-lab assays.

Read the full case study: [link]

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) is advancing Bio-Native™ AI at the intersection of biology and computation. The Company’s LENSai™ and HYFT® platforms enable large-scale reasoning across sequence, structure, function, and scientific literature, powering next-generation workflows across drug discovery, diagnostics, vaccine design, and molecular systems biology.

Forward-Looking Statements

This press release contains forward looking statements within the meaning of applicable United States and Canadian securities laws. Forward looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “potential,” or similar expressions, or by statements that certain actions, events, or results “may,” “will,” “could,” or “might” occur or be achieved. Examples include statements regarding the projected performance, scalability, and market adoption of the Company’s LENSai™ Immunogenicity Screening; the ability of its HYFT® powered, alignment free platform to shorten development timelines, reduce program risk, or displace legacy wet lab and multiple sequence alignment methods; the economic impact of early, in‑silico ADA prediction on biopharma R&D efficiency; and the Company’s broader scientific, commercial, and capital markets objectives.

Forward looking statements are based on management’s current expectations, assumptions, and projections about future events. Actual results could differ materially from those expressed or implied because of factors beyond the Company’s control, including the pace of scientific and technological innovation in AI driven drug discovery, the accuracy and regulatory acceptance of in‑silico ADA risk screening, competitive shifts as the industry transitions away from MS dependent workflows, customer adoption rates, operational or integration challenges, and changes in economic, market, or regulatory conditions. Additional information about these and other risks and uncertainties is set out in the Company’s Annual Report on Form 20F, as amended, for the fiscal year ended April 30, 2024, available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar. If any of these risks materialize, the Company’s actual results, performance, or achievements could vary significantly from those currently anticipated.

Readers are cautioned not to place undue reliance on forward looking statements. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.

Investor Relations Contact
Louie Toma
Managing Director, CORE IR
investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.